Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF AMERICAS SILVER CORPORATION (the “Company”)
TO BE HELD ON May 15, 2019

Meeting Date, Location and Purpose

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at 3:00 p.m. (Toronto time) on Wednesday, May 15, 2019 in the Inverness Room (27th Floor) at Vantage Venues located at 150 King Street West, Toronto, ON, MH5 3T9, for the following purposes:

1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2018 and the auditors’ report thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.
To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s deferred share unit plan, as more particularly described in the Management Information Circular (the “Circular”);

5.
To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s restricted share unit plan, as more particularly described in the Circular;

6.
To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s stock option plan, as amended by the proposed amendments thereto, as more particularly described in the Circular;

7.
To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution confirming the adoption of the amended by-laws of the Company, the full text of which is set forth in Schedule “B” to the Circular, as authorized by the Board, as more particularly described in the Circular;

8.
To consider and, if deemed appropriate, approve, with or without variation, a special resolution to authorize the board of directors of the Company to amend the Company’s articles to effect the change of name of the Company from “Americas Silver Corporation” to “Americas Gold and Silver Corporation” or such other name as may be accepted by the relevant regulatory authorities and approved by the Board; and

9.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Circular. Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 18, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:                “Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer